

April 29, 2009

By Facsimile and U.S. Mail

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re:** **Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed on August 13, 2008**
> **Form 10-Q for the Period Ended July 31, 2008**
> **Filed on September 15, 2008**
> **Response Letter Dated January 19, 2007**
> **Response Letter Dated March 26, 2007**
> **Response Letter Dated October 3, 2007**
> **Response Letter Dated September 4, 2008**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We issued comments to you on the above captioned filing on October 17, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 12, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 12, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact John Cannarella at (202) 551-3337 if you have any questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director